

January 16, 2014

Via E-mail
Mr. Arthur Chin
Chief Financial Officer
Norsat International, Inc.
110-4020 Viking Way
Richmond, British Columbia
Canada V6V 2L4

      RE: **Norsat International, Inc.**
             Form 20-F for Fiscal Year Ended December 31, 2012
             Filed March 7, 2013
             File No. 000-12600

Dear Mr. Chin:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Kevin L. Vaughn for

                              Martin James
                              Senior Assistant Chief Accountant